                                                                   (CINRAM LOGO)

QUARTERLY REPORT

SECOND QUARTER 2006

                     CINRAM ANNOUNCES SECOND QUARTER RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Income Fund ("Cinram" or the "Fund") reported its results for the second quarter and six months ended June 30, 2006.

Cinram reported consolidated revenue of $398.9 million for the quarter ended June 30, 2006, compared to $449.6 million for the same quarter in the prior year. The Fund recorded a net loss for the quarter of $18.6 million or $0.32 per unit/share basic and diluted for the quarter ended June 30, 2006, compared to net earnings of $4.6 million or $0.08 per unit/share basic and diluted for the same quarter in the prior year. Consolidated revenue for the six months ended June 30, 2006 was $846.8 million, compared to $903.4 million for the same period in the prior year. For the year-to-date, the Fund reported a net loss of $14.7 million or $0.25 per unit/share basic and diluted, compared to net earnings of $8.7 million or $0.15 per unit/share basic and diluted for the same period in the prior year.

The Fund generated earnings before interest, taxes and amortization (EBITA(1)) of $55.8 million and $126.1 million for the quarter and six months ended June 30, 2006, compared to $75.9 million and $150.2 million, respectively, in the prior year.

For the three months and year-to-date ended June 30, 2006, the Fund recorded unusual item charges of $15.8 million and $27.2 million, respectively. Unusual items recorded for the quarter and year-to-date consisted of one-time transaction costs associated with the conversion to an income trust, facility restructuring charges in Commerce, California and Louviers, France, the write-off of deferred financing fees and a $5.0 million gain resulting from the termination of a previous interest rate hedging arrangement.

"The second quarter was one of change for Cinram, as we completed our conversion into an income trust, paid our initial monthly distributions to unitholders and saw the retirement of Isidore Philosophe, Cinram's founding CEO," stated Dave Rubenstein, Chief Executive Officer. "While the second quarter is traditionally our slowest due to the seasonal nature of our business, it was compounded by a lacklustre release schedule for some of our customers, which will in all likelihood carry through into the third quarter of this year. This, however, should not be construed as a downturn in the DVD marketplace overall and our business performance should be viewed on an annual basis."

As at June 30, 2006, the Fund's net debt position improved to $543.6 million, compared to $646.4 million at December 31, 2005. In connection with the recent conversion to an income trust, Cinram terminated its previous credit facility and entered into a new, five year, senior secured credit facility for $825.0 million, consisting of a $675.0 million term loan and a $150.0 million revolving credit facility.

DISTRIBUTIONS

The Board of Trustees of the Fund has approved an increase in distributions of Cdn$0.25 per unit on annualized basis, taking the total annual distribution to Cdn$3.25 per unit. The increase will be effective with the distribution declared today. Cinram today declared a cash distribution of Cdn$0.2708 per unit. This distribution will be paid on or about September 15, 2006 to unitholders of record at the close of business on August 31, 2006. In addition, Cinram International Limited Partnership (the "Partnership") announced a cash distribution of Cdn$0.2708 per Class B limited partnership unit. This distribution will also be paid on or about September 15, 2006 to unitholders of record at the close of business on August 31, 2006.

The distribution policy of both the Fund and the Partnership is that unitholders of record at the close of business on the last business day of each calendar month will receive a distribution on or about the 15th day of the following month. The monthly distribution will be Cdn$0.2708 per unit, representing Cdn$3.25 per unit on an annualized basis.

CAPITAL EXPENDITURES

When Cinram announced its distribution policy upon conversion to an income trust, $120.0 million was reserved for anticipated annual capital expenditure requirements. With respect to capital expenditure for 2006, it is expected to be approximately $80.0 million, subject to any currently unforeseen developments. The Board of Trustees will be reviewing how any resulting incremental cash could be redeployed.

PRODUCT REVENUES

DVD revenue for the quarter ended June 30, 2006, decreased 15% to $187.2 million, compared to $219.4 million for the same quarter in the prior year as a result of lower unit shipments for major customers. DVD sales remain our major source of revenue, representing 47% of consolidated revenue for the second quarter, down from 49% last year. For the six months ended June 30, 2006, DVD revenue was down 7% to $412.7 million, compared with $443.6 million for the same period in the prior year. For the year-to-date, DVD revenue accounted for 49% of consolidated revenue, which is consistent with the same period in the prior year.

Cinram recorded HD-DVD revenue for the quarter and year-to-date ended June 30, 2006 of $1.1 million and $1.2 million, respectively.

Second quarter audio CD revenue was down 3% to $56.7 million from $58.2 million in 2005, and decreased 5% for the year-to-date, relative to 2005. The CD segment accounted for 15% of second quarter revenue, consistent with the prior year.

Printing revenue for the second quarter ended June 30, 2006 was down 20% to $40.2 million from $50.5 million in 2005, consistent with declining sales in both the Home Video segment and CD segment. For the year-to-date, printing revenue was down 20% to $82.1 million from $102.4 million, principally as a result of lower DVD volumes, which negatively affected printing revenue. The Printing segment accounted for 10% of consolidated sales in the second quarter of 2006, down from 11% during the second quarter of 2005. For the year-to-date, printing revenue accounted for 10% of consolidated sales, compared with 11% in 2005.

Distribution revenue was down 10% in the second quarter to $62.1 million from $68.9 million in 2005. For the year-to-date, distribution revenue increased 8% to $139.5 million from $128.8 million in 2005. Distribution accounted for 16% of consolidated revenue in the second quarter up from 15% in 2005. For the year-to-date, distribution revenue represented 16% of consolidated sales up from 14% in 2005.

Giant Merchandising generated revenue of $38.0 million in the second quarter up 4% from $36.4 million for the same quarter in the prior year. For the year-to-date, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities increased to $7.5 million in the second quarter from $4.7 million in 2005. For the year-to-date,revenue from non-core activities increased to $13.2 million from $10.0 million in 2005. These activities included authoring and other pre-production services, information technology, as well as the sale of components, stampers and digital linear tapes.

GEOGRAPHIC REVENUES

North American revenue was down 14% in the second quarter to $293.4 million, compared to $340.6 million for the same quarter in the prior year, principally as a result of lower DVD, CD and printing revenue. For the year-to-date, North American revenue was down 10% to $620.5 million, compared to $692.3 million for the same period in the prior year, as a result of lower DVD, audio CD and printing revenues. North America accounted for 74% and 73% of second quarter and year-to-date consolidated revenue, down from 76% and 77%, respectively, in 2005.

European revenue decreased 3% in the second quarter to $105.5 million from $109.0 million in 2005 as a result of lower DVD, VHS video cassette, CD, CD-ROM and audio cassettes sales. For the year-to-date, European revenue increased 7% to $226.3 million from $211.1 million for the same period in 2005. For the quarter ended June 30, 2006, as a percentage of consolidated sales, European revenue represented 26%, compared to 24% for the same quarter in the prior year. For the year-to-date, European revenue represented 27% of consolidated revenue, up from 23% for the same period in 2005.

OTHER FINANCIAL HIGHLIGHTS

Gross profit for the second quarter and six months ended June 30, 2006 decreased to $57.5 million and $139.3 million, respectively, from $76.1 million and $152.0 million in the prior year. The decrease in gross profit was principally attributable to reduced DVD business combined with lower selling prices and reduced margins from the printing business. As a percentage of consolidated revenue, gross profit decreased to 14% and 16% in the second quarter and first half of 2006, respectively, compared to 17% for both the corresponding 2005 periods. Amortization expense from capital assets, which is included in the cost of goods sold decreased to $37.0 million and $73.7 million, from $39.0 million and $77.1 million, respectively, in the second quarter and first six months of 2005.

UNUSUAL ITEMS

In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote-off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, a previous interest rate hedging arrangement was terminated resulting in a gain of $5.0 million.

In the first quarter of 2006, Cinram finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. During the 2006 second quarter, additional charges of $0.4 million have been incurred.

In the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees were affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. During the second quarter, additional charges of $1.8 million have been incurred for additional severance charges, including $0.6 million relating to the closure of a sales and marketing office located in Paris, France.

To effect the reorganization into an income trust, additional transaction costs including fees paid to financial, tax and legal advisors of $1.4 million were recognized during the second quarter as the conversion to an income trust was completed on May 5, 2006. Total costs incurred to June 30, 2006 were $4.9 million.

BALANCE SHEET AND LIQUIDITY

Our balance sheet continues to be strong. Prior to converting to an income trust on May 5, 2006, Cinram reduced its debt balance by $52.4 million. Combined with the Fund's cash balance of $139.1 million, this helped improve its net debt position at June 30, 2006, to $543.6 million from $646.4 million at the end of the prior year.

Liquidity remained strong at June 30, 2006, with $139.1 million of cash on hand. The Fund has a $150.0 million revolving line of credit, which allows for working capital fluctuations due to the seasonality of the business.

Working capital at June 30, 2006 was $202.5 million, a significant increase from $146.8 million at the end of the prior year.

SHARE VOLUME DATA

For the quarter and year-to-date ended June 30, 2006, the basic weighted average number of Cinram units and exchangeable limited partnership units outstanding was 57.7 million and 57.5 million, compared to 57.2 million and 57.0 million, respectively, in the prior year.

SUBSEQUENT EVENTS

Subsequent to the quarter ended June 30, 2006, Cinram executed hedges against both interest rate and currency exchange volatility. The Fund entered into a five-year, $400.0 million swap agreement fixing the interest rate at 5.55%. When added to the spread over LIBOR of 175 basis points, the all in rate is 7.3%. Cinram also entered into currency options for $64.0 million, selling US$ for CDN$ at predetermined prices for the next 12 months.

Also subsequent to the quarter ended June 30, 2006, Cinram's Board of Trustees announced the appointment of a new trustee, Randall Yasny. Mr. Yasny is a Managing Director with Amaranth Advisors (Canada) ULC, the Canadian advisor to the Amaranth group of private investment funds, including Amaranth Canada Trust, which is the Fund's largest unitholder with approximately 15.3% of the outstanding units.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS (LOSS)

                                               Three Months           Six Months
                                               Ended June 30        Ended June 30
                                            ------------------   -------------------
(unaudited, in thousands of U.S. dollars)     2006       2005      2006       2005
                                            --------   -------   --------   --------
EBITA                                       $ 55,833   $75,896   $126,124   $150,222
                                            --------   -------   --------   --------
Amortization of capital assets              $ 36,959   $38,987   $ 73,709   $ 77,124
Amortization of intangible assets           $ 16,100   $16,052   $ 32,006   $ 32,255
Amortization of deferred financing fees     $    684   $ 1,473   $  2,191   $  2,946
Write-off of deferred financing fees        $ 16,945        --   $ 16,945         --
                                            --------   -------   --------   --------
EBIT(2)                                     $(14,855)  $19,384   $  1,273   $ 37,897
                                            --------   -------   --------   --------
Interest expense                            $ 11,719   $13,269   $ 23,456   $ 26,383
Investment income                           $ (1,413)  $  (169)  $ (2,268)  $   (459)
Income taxes                                $ (6,535)  $ 1,700   $ (5,224)  $  3,314
                                            --------   -------   --------   --------
NET EARNINGS (LOSS)                         $(18,626)  $ 4,584   $(14,691)  $  8,659
                                            --------   -------   --------   --------

(1) EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization, and a write-off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles
     (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

DISTRIBUTABLE CASH(3)

                                            THREE MONTHS ENDED
(unaudited, in thousands of U.S. dollars)      JUNE 30, 2006
                                            ------------------
Cash flow from operations                        $ 47,889
Less:
Capital expenditures                              (13,260)
Debt repayments(1)                               $ (1,843)
                                                 --------
Distributable cash                               $ 32,786
Distributions declared(2)                        $ 24,564
Payout ratio                                           75%
                                                 ========

(1) Subsequent to the conversion date on May 5, 2006, the Fund made debt repayments of $1,843.

(2) Includes distributions declared for May 2006 and June 2006. There was no distribution declared in April 2006. Had the conversion taken place, effective April 1, 2006, distributions for the quarter would have been $38,967, representing a payout ratio of 119%.

(3) Distributable cash is defined herein as cash flow from operations less the sum of capital expenditures and debt repayments and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

AUGUST 10, 2006

This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram International Inc.'s Annual Report for the year ended December 31, 2005 and its quarterly report for the three months ended March 31, 2006. Where reference is made to "we," "us," or the "Fund," it refers to Cinram International Income Fund and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult Cinram's annual information form filed with Canadian securities commissions, available on www.sedar.com.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Fund actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to the Fund.

NON-GAAP FINANCIAL MEASURES

EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization and write off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the Fund's industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles ("GAAP"). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as benchmarks for measuring operating performance and for our lending securities arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS (LOSS)

                                                Three Months           Six Months
                                               Ended June 30         Ended June 30
                                            -------------------   -------------------
(unaudited, in thousands of U.S. dollars)     2006       2005       2006       2005
                                            --------   --------   --------   --------
EBITA                                       $ 55,833   $ 75,896   $126,124   $150,222
                                            --------   --------   --------   --------
Amortization of capital assets              $ 36,959   $ 38,987   $ 73,709   $ 77,124
Amortization of intangible assets           $ 16,100   $ 16,052   $ 32,006   $ 32,255
Amortization of deferred financing fees     $    684   $  1,473   $  2,191   $  2,946
Write off of deferred financing fees        $ 16,945         --   $ 16,945         --
                                            --------   --------   --------   --------
EBIT                                        $(14,855)  $ 19,384   $  1,273   $ 37,897
                                            --------   --------   --------   --------
Interest expense                            $ 11,719   $ 13,269   $ 23,456   $ 26,383
Investment income                           $ (1,413)  $   (169)  $ (2,268)  $   (459)
Income taxes                                $ (6,535)  $  1,700   $ (5,224)  $  3,314
                                            --------   --------   --------   --------
NET EARNINGS (LOSS)                         $(18,626)  $  4,584   $(14,691)  $  8,659
                                            --------   --------   --------   --------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

1.   ABOUT OUR BUSINESS

Cinram International Inc., an indirect wholly-owned subsidiary of the Cinram International Income Fund (the "Fund"), is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation ("Ivy Hill"). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in 'Other,' which is principally made up of Giant Merchandising Inc. ("Giant"), our screen-printing entertainment merchandising business.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox),
Metro-Goldwyn-Mayer Home Entertainment (MGM), Lions Gate Films, Alliance Atlantis and EMI Music Group.

2.   SECOND QUARTER 2006 PERFORMANCE

Revenue in the three months ended June 30, 2006 decreased to $398.9 million from $449.6 million in 2005 due to lower DVD, CD and printing revenue resulting from lower unit sales combined with lower selling prices. Year-to-date, revenue was $846.8 million, compared to $903.4 million. The reasons for the decrease were similar to the factors experienced during the second quarter results.

KEY PERFORMANCE METRICS

                                                Three months           Six months
                                               ended June 30         ended June 30
(in thousands of U.S. dollars, except       -------------------   -------------------
per share/unit data)                          2006       2005       2006       2005
                                            --------   --------   --------   --------
Revenue                                     $398,946   $449,586   $846,773   $903,404
EBITA                                       $ 55,833   $ 75,896   $126,124   $150,222
EBIT                                        $(14,855)  $ 19,384   $  1,273   $ 37,897
Net earnings (loss)                         $(18,626)  $  4,584   $(14,691)  $  8,659
Basic earnings (loss) per share/unit        $  (0.32)  $   0.08   $  (0.25)  $   0.15
Diluted earnings (loss) per share/unit      $  (0.32)  $   0.08   $  (0.25)  $   0.15

EBITA for the quarter was down 26% to $55.8 million from $75.9 million for the same quarter in the prior year, and EBITA margins as a percentage of revenue were 14%, down from 17% during the second quarter of 2005. For the year-to-date, EBITA was $126.1 million, compared to $150.2 million for the same period in the prior year.

In the three months ended June 30, 2006, we recorded charges of $15.8 million under unusual items. In connection with the conversion to an income trust on May 5, 2006, the Company repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

conversion to an income trust, Cinram terminated its previous interest rate hedging arrangements resulting in a gain of $5.0 million.

Other charges include $0.4 million relating to the previously announced closure of a DVD and CD manufacturing facility in Commerce, California, combined with $1.8 million relating to the previously announced closure of CD operations at our facility in Louviers, France and the planned closure of a sales office located in Paris, France as well as $0.3 million in other restructuring costs. We also incurred an additional $1.4 million relating to the income trust conversion completed on May 5, 2006.

3.   SEGMENTED RESULTS

     3.1  INDUSTRY SEGMENTS REVENUE

                                     Three months ended June 30           Six months ended June 30
                                 ---------------------------------   ---------------------------------
(in thousands of U.S. dollars)     2006              2005              2006              2005
                                 --------          --------          --------          --------
Home Video                       $189,658    48%   $222,600    50%   $418,767    50%   $453,875    50%
Audio/ROM                          61,528    15%     66,458    15%    127,881    15%    141,209    16%
Printing                           40,162    10%     50,528    11%     82,137    10%    102,380    11%
Distribution                       62,116    16%     68,916    15%    139,492    16%    128,770    14%
Other                              45,482    11%     41,084     9%     78,496     9%     77,170     9%
                                 --------   ---    --------   ---    --------   ---    --------   ---
Total                            $398,946   100%   $449,586   100%   $846,773   100%   $903,404   100%
                                 --------   ---    --------   ---    --------   ---    --------   ---

     3.1.1. HOME VIDEO

     In the second quarter ended June 30, 2006, revenue from the Home Video segment was down 15% to $189.7 million from $222.6 million for the same quarter in 2005, and accounted for 48% of consolidated revenue, down from 50% in 2005. Revenue from the Home Video segment was also down 8% in the first half of 2006, compared to the same period in 2005, resulting from lower unit sales combined with lower selling prices.

     DVD revenue for the quarter ended June 30, 2006, decreased 15% to $187.2 million, compared to $219.4 million for the same quarter in 2005 as a result of lower unit shipments for major customers. DVD sales remain our major source of revenue, representing 47% of consolidated revenue for the second quarter, down from 49% last year. In the first half of 2006, DVD revenue was down 7% to $412.7 million, compared with $443.6 million for the same period in 2005. DVD revenue accounted for 49% of consolidated sales in the first half of 2006 consistent with 2005. VHS video cassette revenue was down to $1.4 million from $3.2 million in 2005, as a result of lower unit sales for this format. VHS video cassette revenue was down to $4.9 million in the first half of 2006, compared to $10.3 million in 2005. VHS video cassette sales represented less than 1% of consolidated sales in the second quarter and first half of 2006, slightly lower than the previous year levels. HD DVD revenues were $1.2 million as the Company made its first shipments of HD DVDs during the second quarter of 2006.

     3.1.2. AUDIO/ROM

     Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was down 8% in the second quarter to $61.5 million from $66.5 million in 2005 due to declining unit shipments for both audio CD and CD-ROM in both North America and Europe. Similarly, revenue from the Audio/ROM segment was down 9% in the first half to $127.9 million from $141.2 million in 2005.

     Second quarter audio CD revenue was down 3% to $56.7 million from $58.2 million in 2005, and decreased 5% in the first half relative to 2005. Second quarter CD-ROM revenue decreased 37% to $4.1 million from $6.5 million in the comparable 2005 period, while CD-ROM revenue was down 36% to $8.9 million in the first half of 2006 from $14.0 million in 2005. Audio cassette revenue declined to $0.7 million in the 2006 second quarter from $1.7 million in 2005 and in the first half of 2006 was $1.3 million from $3.4 million in the previous year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

     The Audio/ROM segment represented 15% of consolidated sales in the second quarter of 2006, consistent with 2005, and 15% of consolidated sales in the first half of 2006 compared with 16% in the prior year period.

     3.1.3. PRINTING

     Second quarter printing revenue was down 20% to $40.2 million from $50.5 million in 2005, consistent with declining sales in both the Home Video segment and CD segment. In the first half of 2006, printing revenue was down 20% to $82.1 million from $102.4 million, principally as a result of weaker second quarter sales driven primarily due to lower DVD volumes as a result of a lacklustre release schedule, as our printing business derives a significant portion of its business from DVD manufacturing. The Printing segment accounted for 10% of consolidated sales in the second quarter of 2006, down from 11% during the second quarter of 2005. In the first half of 2006, printing revenue accounted for 10% of consolidated sales, compared with 11% in 2005.

     3.1.4. DISTRIBUTION

     Distribution revenue was down 10% in the second quarter to $62.1 million from $68.9 million in 2005. In the first half, distribution revenue increased 8% to $139.5 million from $128.8 million in 2005. Distribution accounted for 16% of consolidated revenue in the second quarter up from 15% in 2005. In the first half of 2006, distribution revenue represented 16% of consolidated sales up from 14% in 2005.

     3.1.5. OTHER

     Giant Merchandising generated revenue of $38.0 million in the second quarter up 4% from $36.4 million in 2005. In the first half of 2006, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities increased to $7.5 million in the second quarter from $4.7 million in 2005. In the first half of 2006, revenue from non-core activities increased to $13.2 million from $10.0 million in 2005. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

     Revenue from the Other segment represented 11% of consolidated second quarter revenue, and 9% from the first half of 2006, compared with 9% for both the second quarter and the first six months of revenue of 2005.

3.2. GEOGRAPHIC SEGMENTS REVENUE

     3.2.1. NORTH AMERICA

     North American revenue was down 14% in the second quarter to $293.4 million from $340.6 million in 2005 principally due to lower DVD and CD sales. In the first half, North American revenue was down 10% to $620.5 million from $692.3 million as a result of lower DVD, audio CD and printing revenues.

     Second quarter DVD revenue was down 18% to $133.6 million from $163.8 million in 2005 as a result of lower volume and lower selling prices. DVD revenue was $293.7 million in the first half of 2006 compared with $337.6 million in 2005. Second quarter VHS video cassette sales reported $1.4 million consistent with 2005. VHS video cassette revenue was also down in the first half, declining 29% to $4.7 million from $6.6 million in 2005.

     Audio CD sales decreased 6% to $38.2 million from $40.7 million in the second quarter of 2005, and 3% in the first half to $82.4 million from $85.1 million in 2005. CD-ROM sales were down 36% to $2.3 million from $3.6 million, and down 32% to $5.0 million from $7.3 million, respectively, for the second quarter and first half of 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

     Second quarter printing revenue was down 20% to $40.2 million from $50.5 million in 2005, consistent with the declines in the Home Video segment. In the first half of 2006, printing revenue was down 20% to $82.1 million from $102.4 million.

     Distribution revenue decreased 3% in the second quarter of 2006 to $39.4 million from $40.7 million in 2005 due to reduced shipments. In the first half, distribution revenue was up 6% to $84.0 million from $79.6 million in the corresponding 2005 period.

     Giant Merchandising generated revenue of $38.0 million in the second quarter of 2006 up 4% from $36.4 million in 2005. In the first half of 2006, revenue from Giant Merchandising was down 3% to $65.3 million from $67.2 million in 2005. Revenue from other non-core activities was $1.9 million in the second quarter 2005. In the first half, revenue from non-core activities declined to $0.8 million from $3.5 million in 2005. These activities include authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

     North America accounted for 74% and 73% of second quarter and first half consolidated revenue, respectively, down from 76% and 77% in 2005.

     3.2.2 EUROPE

     European revenue decreased 3% in the second quarter of 2006 to $105.5 million from $109.0 million in 2005 as a result of lower DVD, VHS video cassette, CD, CD-ROM and audio cassettes sales. In the first half, European revenue increased 7% to $226.3 million from $211.1 million in 2005.

     Second quarter 2006 DVD revenue decreased 4% to $53.6 million from $55.6 million in 2005. In the first half of 2006, DVD revenue increased 12% to $119.0 million from $106.0 million in line with increased production volumes. In contrast, VHS video cassette revenue declined 100% in the second quarter from $1.8 million in 2005, and was down 95% to $0.2 million in the first half of 2006 from $3.7 million in the comparable 2005 period.

     Revenue from audio CD sales for the quarter was up 5% to $18.4 million from $17.5 million in the prior year, and was down 9% in the first half to $35.3 million from $38.7 million in 2005. CD-ROM sales were also down in the second quarter and first half of 2006 to $1.9 million from $2.9 million in 2005 and to $3.9 million from $6.6 million in 2005, respectively.

     Distribution revenue decreased 20% in the second quarter to $22.7 million from $28.2 million in 2005 as a result of lower units distributed. Accordingly, distribution revenue was up 13% in the first half to $55.5 million from $49.2 million in 2005.

     Other revenue from non-core activities increased to $8.9 million in the second quarter and $12.4 million in the first half of 2006, from $2.8 million and $6.5 million, respectively, in 2005.

     As a percentage of consolidated sales, European revenue increased to 26% from 24% in the second quarter of 2005 and in the first half of 2006, European revenue represented 27% of consolidated sales, down from 23% in 2005.

4.   GROSS PROFIT

Gross profit for the second quarter and six months ended June 30, 2006 decreased to $57.5 million and $139.3 million from $76.1 million and $152.0 million, respectively, last year. The decrease in gross profit was principally attributable to reduced DVD business combined with lower selling prices and reduced margins from the printing business. As a percentage of consolidated revenue, gross profit decreased to 14% and 16% in the second quarter and first half of 2006 respectively, compared to 17% in both of the corresponding 2005 periods. Amortization expense from capital assets, which is included in our cost of goods sold decreased to $37.0 million and $73.7 million in the three and six

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

months ended June 30, 2006, down from $39.0 million and $77.1 million, respectively, in the comparable 2005 period.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the six month period ended June 30, 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.

5.   AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets of $16.1 million in the second quarter of 2006 consistent with 2005. For the six months ended June 30, 2006, amortization expense was $32.0 million, compared to $32.3 million in the prior year.

As a result of the conversion to an income trust on May 5, 2006, the Company terminated its previous credit facility and entered into a new, five year, senior secured credit facility for $825.0 million, consisting of a $675.0 million term loan and a $150.0 million revolving credit facility. Deferred financing fees of $6.0 million associated with the new credit facility were deferred and are being amortized over the five-year credit facility period. Amortization of deferred financing fees was $0.7 million for the quarter (consisting of $0.5 million up to the May 5 conversion date and $0.2 million from conversion date to June 30, 2006) compared to $1.5 million for the comparable prior year period.

6.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $39.8 million in the second quarter from $39.2 million in the comparable 2005 quarter. During the quarter, we incurred slightly higher advisory costs relating to various projects. As a percentage of sales, selling, general and administrative expenses were 10% in the second quarter ended June 30, 2006, up from 9% during the prior year.

For the first six months of 2006, selling general and administrative expense increased by 2% to $76.7 million from $75.0 million in the comparable prior year period.

7.   UNUSUAL ITEM

     (A)  DEFERRED FINANCING FEES

          In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five year credit facility. As a result, the Fund wrote off $16.9 million, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility. Also, as a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

     (B)  RESTRUCTURING CHARGES

          In the first quarter of 2006, we finalized an exit plan to shut down a DVD and CD replication facility located in Commerce, California. The facility ceased production in March 2006, the exit plan was finalized, and termination notices were given to approximately 350 employees. As a result, contractual severance and other employee related costs amounting to $3.0 million were recorded as an unusual item. During the 2006 second quarter, additional charges of 0.4 million have been incurred. For the period ended June 30, 2006 $3.7 million was paid and the restructuring is expected to be completed in the third quarter of 2006.

          In the first quarter of 2006, we finalized a plan to shut down CD operations at our facility located in Louviers, France. The plan was communicated to the workers council in March 2006 and management continues to negotiate the plan with the workers council. As a result of this restructuring, approximately 120 employees were affected and contractual severance and other employee related costs amounting to $4.7 million were recorded as an unusual item. During the second quarter, additional charges of $1.8 million have been incurred for additional severance charges including $0.6 million relating to the closure of a sales and marketing office located in Paris, France. There were no payments made with respect to these costs for the period ended June 30, 2006 and the restructuring is expected to be completed in the third quarter of 2006.

          Also, additional restructuring costs of $0.3 million were recognized for other items.

     (C)  INCOME TRUST TRANSACTION COST

          To effect the reorganization into an income trust, additional transaction costs including fees paid to financial, tax and legal advisors of $1.4 million were recognized during the second quarter, as the conversion to an income trust was completed on May 5, 2006. Costs totalling $4.9 million were incurred in 2006, related to the conversion to an income trust.

8.   INTEREST EXPENSE

Interest expense for the quarter decreased to $11.7 million, compared with $13.3 million in the second quarter of 2005 due to a lower debt balance, partially offset by higher average interest rates on the floating portion of our long-term debt.

During the second quarter, in connection with the conversion to an income trust, the previous credit facility was terminated and a new, five year $825.0 million senior secured credit facility was executed. The credit facility consists of a $675.0 million term loan and a $150.0 million revolving credit facility. The interest rate spread on the new term loan is LIBOR plus 175 basis points, subject to leverage thresholds.

The average interest rate on our long-term debt for the quarter was approximately 6.9% compared with approximately 6.1% in the second quarter of 2005.

9.   INCOME TAXES

Our effective tax rate for the second quarter of 2006 was 26.0% compared with 27.1% in the 2005 second quarter as a result of lower taxes in certain jurisdictions. For the first half of 2006, our effective rate was 26.2%, compared with 27.7% in the prior year period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

10.  LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

                                          Three months           Six months
                                         ended June 30         ended June 30
                                      -------------------   -------------------
(in thousands of U.S. dollars)          2006       2005       2006       2005
                                      --------   --------   --------   --------
Cash flow from operating activities   $ 47,889   $ 82,375   $131,686   $ 83,067
Cash flow from financing activities   $(20,249)  $(78,839)  $(63,753)  $(55,857)
Cash flow from investing activities   $(11,602)  $(10,117)  $(21,003)  $(33,337)

We generated cash flow from operations of $47.9 million in the second quarter, compared with $82.4 million in the corresponding period last year, resulting from lower working capital inflows.

Cash outflows from financing activities were $20.2 million in the second quarter reflecting debt repayments made during the period. This compares with outflows of $78.8 million in 2005 reflecting higher debt repayments made in the prior year period. In the six months ended June 30, 2006, cash outflows were $63.8 million, compared with $55.9 million in the comparable prior year period.

As at June 30, 2006, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) improved to $543.6 million from $646.4 million at December 31, 2005.

We paid $26.2 million for capital assets in the first half of 2006, principally for DVD and distribution services equipment, compared with $48.1 million in the first half of 2005.

At June 30, 2006, our cash balance was $139.1 million and we had total assets of $1,775.4 million compared with $89.9 million and $2,013.9 million respectively, at December 31, 2005. The reduction in total assets was primarily attributable to lower accounts receivable combined with amortization of intangible and capital assets and the write off of deferred financing fees of $16.9 million.

Our contractual obligations are substantially the same as those disclosed in our 2005 annual report.

10.1 CAPITAL STOCK AND DIVIDENDS

     At June 30, 2006, we had 53.4 million units issued and outstanding in addition to 4.7 million Exchangeable Limited Partnership Units issued and outstanding. The Fund also had 0.4 million unit options outstanding at June 30, 2006, all of which were exercisable.

     On May 19, 2006, Cinram's Board of Trustees declared an initial cash distribution of C$0.2177 per unit pro-rated for the period from May 5, 2006 (the effective date of the conversion of Cinram International Inc. into the Fund) to May 31, 2006. This distribution was paid on or about June 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on May 31, 2006.

     On June 21, 2006, Cinram's Board of Trustees declared a cash distribution of C$0.25 per unit for the month of June. This distribution was paid on or about July 15, 2006 to both unit holders and class B Limited Partnership unit holders of record at the close of business on June 30, 2006.

11.  EARNINGS (LOSS)

Our net loss for the quarter ended June 30, 2006 was $18.6 million, compared to net earnings of $4.6 million for the same quarter in the prior year. Our year-to-date net loss was $14.7 million, compared to net earnings of $8.7 million for the same period in the prior year. On a per share/unit basis, we reported basic net earnings (loss) of ($0.32) in for the quarter ended June 30, 2006, compared with $0.08 in the prior year. For the year-to-date, on a per share/unit basis, basic net earnings (loss) were ($0.25), compared to $0.15 in the prior year period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2006 and 2005

12.  RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram's founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30 month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram's Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investment will receive a consulting fee of $1.2 million per annum, payable in equal quarterly instalments.

13.  SUMMARY OF QUARTERLY RESULTS

Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

(in thousands of U.S. Dollars)                 Revenue                     Net Earnings (Loss)
                                 ----------------------------------   ----------------------------
Quarter                            2006        2005         2004        2006       2005      2004
-------                          --------   ----------   ----------   --------   -------   -------
First                            $447,827   $  453,818   $  462,237   $  3,935   $ 4,075   $14,972
Second                            398,946      449,586      425,411    (18,626)    4,584     8,477
Third                                          544,651      494,772               35,543    17,822
Fourth                                         650,025      644,218               38,224    34,553
                                            ----------   ----------              -------   -------
Year                                        $2,098,080   $2,026,638              $82,426   $75,824
                                            ----------   ----------              -------   -------

                                           Basic earnings                   Diluted earnings
(in US Dollars)                           (loss) per share                  (loss) per share
                                 ----------------------------------   ----------------------------
Quarter                            2006        2005         2004        2006       2005      2004
-------                          --------   ----------   ----------   --------   -------   -------
First                            $   0.07   $     0.07   $     0.27   $   0.07   $  0.07   $  0.26
Second                              (0.32)        0.08         0.15      (0.32)     0.08      0.15
Third                                             0.62         0.31                 0.61      0.31
Fourth                                            0.67         0.61                 0.67      0.60
                                            ----------   ----------              -------   -------
Year                                        $     1.44   $     1.34              $  1.43   $  1.32
                                            ----------   ----------              -------   -------

14.  RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                           JUNE 30
                                                             2006      December 31
                                                         (UNAUDITED)       2005
                                                         -----------   -----------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                              $  139,066    $   89,921
   Accounts receivable                                       366,973       589,417
   Income taxes recoverable                                   22,963            --
   Inventories                                                41,956        45,482
   Prepaid expenses                                           17,747        20,610
   Future income taxes                                        33,998        33,835
                                                          ----------    ----------
                                                          $  622,703    $  779,265

Capital assets                                               561,118       601,481
Goodwill                                                     330,779       330,274
Intangible assets                                            213,482       241,604
Deferred financing fees (Note 4)                               5,808        18,954
Other assets                                                  11,793        13,948
Future income taxes                                           29,695        28,416
                                                          ----------    ----------
                                                          $1,775,378    $2,013,942
                                                          ==========    ==========

LIABILITIES AND SHAREHOLDERS'/UNITHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                       $   88,872    $  202,550
   Accrued liabilities                                       303,062       351,580
   Distributions payable                                      13,103            --
   Income taxes payable                                           --        15,479
   Current portion of long-term debt (Note 2)                 14,379        62,136
   Current portion of obligations under capital leases           814           727
                                                          ----------    ----------
                                                          $  420,230    $  632,472

Long-term debt (Note 2)                                      668,250       674,137
Obligations under capital leases                               3,107         3,272
Other long-term liabilities                                   59,766        55,135
Future income taxes                                           93,915       103,018

SHAREHOLDERS'/UNITHOLDERS' EQUITY:
   Fund units (Note 3)                                    $  168,357    $       --
   Exchangeable limited partnership units (Note 3)            14,330            --
   Capital stock (Note 3)                                         --       173,775
   Contributed surplus                                         4,765         4,634
   Retained earnings                                         276,379       317,121
   Foreign currency translation adjustment                    66,279        50,378
                                                          ----------    ----------
                                                             530,110       545,908
                                                          ----------    ----------
                                                          $1,775,378    $2,013,942
                                                          ==========    ==========

See accompanying notes to unaudited interim consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit amounts)

                                                    Three months ended     Six months ended
                                                         June 30               June 30
                                                   -------------------   -------------------
                                                     2006       2005       2006       2005
                                                   --------   --------   --------   --------
Revenue                                            $398,946   $449,586   $846,773   $903,404
Cost of goods sold                                  341,398    373,444    707,434    751,433
                                                   --------   --------   --------   --------
Gross profit                                         57,548     76,142    139,339    151,971
Selling, general and administrative expenses         39,803     39,233     76,671     75,009
Amortization of intangible assets                    16,100     16,052     32,006     32,255
Amortization of deferred financing fees (Note 4)        684      1,473      2,191      2,946
Unusual items (Note 4)                               15,816         --     27,198      3,864
                                                   --------   --------   --------   --------
Earnings (loss) before the undernoted               (14,855)    19,384      1,273     37,897
Interest on long-term debt                           11,652     13,155     23,272     26,131
Other interest                                           67        114        184        252
Investment income                                    (1,413)      (169)    (2,268)      (459)
                                                   --------   --------   --------   --------
Earnings (loss) before income taxes                 (25,161)     6,284    (19,915)    11,973
                                                   --------   --------   --------   --------
Income taxes                                         (6,535)     1,700     (5,224)     3,314
                                                   --------   --------   --------   --------
Net earnings (loss)                                 (18,626)     4,584    (14,691)     8,659
                                                   --------   --------   --------   --------
Retained earnings, beginning of period              319,569    243,056    317,121    240,367
                                                   --------   --------   --------   --------
Dividends declared                                       --     (1,377)    (1,487)    (2,763)
                                                   --------   --------   --------   --------
Distributions declared                              (24,564)        --    (24,564)        --
                                                   --------   --------   --------   --------
Retained earnings, end of period                   $276,379   $246,263   $276,379   $246,263
                                                   ========   ========   ========   ========
Earnings (loss) per unit or share:
   Basic                                           $  (0.32)  $   0.08   $  (0.25)  $   0.15
   Diluted                                         $  (0.32)  $   0.08   $  (0.25)  $   0.15
                                                   ========   ========   ========   ========
Weighted average number of units and
   Exchangeable LP Units outstanding,
   (common shares up to May 5, 2006) (in
   thousands) (Note 6):
   Basic                                             57,657     57,195     57,482     57,027
   Diluted                                           57,657     57,826     57,482     57,621
                                                   ========   ========   ========   ========

See accompanying notes to interim unaudited consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

                                                            Three months ended      Six months ended
                                                                  June 30                June 30
                                                           --------------------   --------------------
                                                              2006       2005        2006       2005
                                                           ---------   --------   ---------   --------
Cash provided by (used in):
OPERATING ACTIVITIES:
   Net earnings (loss)                                     $ (18,626)  $  4,584   $ (14,691)  $  8,659
   Items not involving cash:
      Amortization                                            53,743     56,512     107,906    112,325
      Write off of deferred financing fees                    16,945         --      16,945         --
      Non-cash stock-based compensation                           66        134         131        363
      Future income taxes                                    (12,678)        --     (11,234)        --
      Gain on disposition of capital assets                     (422)      (100)       (407)       (72)
   Change in non-cash operating working capital (Note 7)       8,861     21,245      33,036    (38,208)
                                                           ---------   --------   ---------   --------
                                                              47,889     82,375     131,686     83,067

FINANCING ACTIVITIES:
   Increase in long term debt                                675,000         --     675,000     39,000
   Repayment of long-term debt                              (686,750)   (78,211)   (728,643)   (94,924)
   Decrease in obligations under capital leases                 (193)      (176)       (372)      (426)
   Increase in financing fees                                 (5,993)        --      (5,993)        --
   Issuance of common shares/units                             8,857        925       8,912      3,256
   Dividends paid                                                 --     (1,377)     (1,487)    (2,763)
   Distributions paid                                        (11,170)        --     (11,170)        --
                                                           ---------   --------   ---------   --------
                                                             (20,249)   (78,839)    (63,753)   (55,857)
INVESTING ACTIVITIES:
   Purchase of capital assets                                (13,260)   (14,854)    (26,187)   (48,140)
   Proceeds on disposition of capital assets                     173        405         201        578
   Decrease (increase) in other assets                        (1,441)     3,970       2,347     13,458
   Decrease in other long-term liabilities                     2,926        362       2,636        767
                                                           ---------   --------   ---------   --------
                                                             (11,602)   (10,117)    (21,003)   (33,337)
Foreign exchange loss (gain) on cash held in
   foreign currencies                                          1,370       (339)      2,215     (2,002)
                                                           ---------   --------   ---------   --------
Increase (decrease) in cash and cash equivalents              17,408     (6,920)     49,145     (8,129)
Cash and cash equivalents, beginning of period               121,658     40,580      89,921     41,789
                                                           ---------   --------   ---------   --------
Cash and cash equivalents, end of period                   $ 139,066   $ 33,660   $ 139,066   $ 33,660
                                                           =========   ========   =========   ========
Supplemental cash flow information:
   Interest paid                                           $  12,441   $ 11,362   $  24,529   $ 25,602
   Income taxes paid                                       $  33,582   $  5,769   $  44,205   $  9,066
                                                           =========   ========   =========   ========

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.

See accompanying notes to unaudited interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

On April 28, 2006 the shareholders of Cinram International Inc. (the "Company" or "Cinram") approved a Plan of Arrangement (the" Arrangement") filed by the Company under Section 192 of the Canada Business Corporations Act, which provided for the capitalization of the Cinram International Income Fund (the "Fund") as a publicly-traded income trust. The Arrangement resulted in the Company's shareholders transferring their shares to the Fund in consideration for Fund units ("Units") (or, in the case of electing shareholders, transferring all or a portion of portion of their shares to Cinram International Limited Partnership (the "LP") in consideration for Class B exchangeable limited partnership units ("Exchangeable LP Units") of the LP), on the basis of one share for one unit or exchangeable LP unit.

The Fund is an unincorporated, open-ended, limited purpose trust, established under the laws of the Province of Ontario by Declaration of Trust dated March 21, 2006, as amended and restated on May 5th, 2006. The Fund was established to acquire, invest in, hold, transfer, dispose of and otherwise deal with securities and/or assets of the CII Trust, Cinram International General Partner Inc., and other corporations, partnerships, or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index.

The Fund is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, the Fund manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

These interim unaudited consolidated financial statements include the accounts of Cinram International Income Fund and its subsidiaries.

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements of Cinram, including the notes thereto, for the year ended December 31, 2005.

The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Fund as of June 30, 2006, and the results of its operations and cash flows for the three and six month periods then ended.

The Fund's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

The Fund is considered to be the continuation of Cinram following the continuity of interests method of accounting and as a result, these financial statements and related notes are consistent with the policies and methods of application outlined in the audited consolidated financial statements of

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

Cinram for the year ended December 31, 2005. The conversion of Cinram's shares to Units and Exchangeable LP Units was recorded at the book value of these shares as at May 5, 2006. The consolidated contributed surplus and consolidated retained earnings of the Fund as at May 5, 2006 represent the consolidated contributed surplus and consolidated retained earnings of Cinram as of the close of business on May 4, 2006.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2005, audited consolidated financial statements of Cinram.

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

USE OF ESTIMATES:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management's best estimates. In situations where formal license agreements are not in place, management's best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

2.   LONG-TERM DEBT:

     Amounts outstanding under the credit facilities are shown in the table below:

                           June 30,   December 31,
                             2006         2005
                           --------   ------------
Credit agreement:
Term loan (a)              $675,000     $     --
Term loan A (b)                  --      112,226
Term loan D (c)                  --      612,758
                           --------     --------
                           $675,000     $724,984
Other long-term debt (d)      7,629       11,289
                           --------     --------
                            682,629      736,273
Less current portion         14,379       62,136
                           --------     --------
                           $668,250     $674,137
                           ========     ========

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

(a) On May 5, 2006, in connection with the conversion to an income trust, the Fund renegotiated its credit facilities whereby the existing Term Loan A and Term Loan D were terminated and a new five year term senior secured credit facility for $825,000 was executed maturing on May 6, 2011. The new credit facility consists of a $675,000 term loan and a $150,000 revolving credit facility and bears interest at LIBOR plus 175 basis points subject to leverage thresholds. The term loan under the new credit facility requires principal repayments at the rate of 1% per annum. As at June 30, 2006 no amounts have been borrowed from the revolving credit facility.

(b) Term loan A with an outstanding balance of $112,226 at December 31, 2005 was terminated effective May 5, 2006.

(c) Term loan D with an outstanding balance of $612,758 at December 31, 2005, was terminated effective May 5, 2006.

(d) Asset-backed financing: The Fund has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2006   $  7,137
2007     10,617
2008      6,750
2009      6,750
2010      6,750
2011    644,625
       --------
       $682,629
       ========

The terms of the new five year credit agreement require the Company to comply with certain financial and other covenants over the term of the facility, similar to the previous credit facility. As at December 31, 2005, March 31, 2006 and June 30, 2006, the Company was in compliance with all the terms of its credit agreement.

Subsequent to quarter end, the Fund executed interest rate and currency hedges providing protection against both interest rate and currency exchange volatility.

The Fund entered into a 5 year, $400,000 swap agreement fixing the interest rate at 5.55%, and when added to the spread over LIBOR of 175 basis points, the all in rate is 7.3%.

The Fund entered into a currency option on a notional amount of $64,000, selling US$ for CDN$ at predetermined prices for the next 12 months.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

3.   SHAREHOLDERS'/UNITHOLDERS' EQUITY:

Fund units and exchangeable shares/units of Cinram are included on the consolidated balance sheet as at June 30, 2006 as follows:

                                                                                           EXCHANGEABLE
                                            SHARES                    UNITS                   UNITS
                                    -----------------------   ---------------------   ----------------------
                                       Number         $         Number         $         Number         $
                                    -----------   ---------   ----------   --------   ------------   -------
Balance at December 31, 2005         57,303,460   $ 173,775
Options exercised  to May 5, 2006         9,168   $      90
Shares converted to units/
   exchangeable LP units on May 5   (57,312,628)  $(173,865)  52,321,774   $158,728     4,990,854    $15,137
                                    -----------   ---------   ----------   --------     ---------    -------
Balance at May 5, 2006                       --   $      --   52,321,774   $158,728     4,990,854    $15,137
Units/options exercised to
   June 30, 2006                             --   $      --      784,934   $  8,822            --         --
LP units exchanged for Fund
   units                                     --   $      --      268,900   $    807      (268,900)   $  (807)
                                    -----------   ---------   ----------   --------     ---------    -------
Balance at June 30, 2006                     --   $      --   53,375,608   $168,357     4,721,954    $14,330
                                    ===========   =========   ==========   ========     =========    =======

Under the Arrangement completed on May 5, 2006, the Fund issued one Unit in exchange for every common share of the Company or one Exchangeable LP Unit for every common share of the Company, up to a maximum of 20% of the total number of common shares outstanding. At May 5, 2006, 57,312,628 common shares were outstanding. On the conversion date, 52,321,774 of the common shares, or 91%, were exchanged for 52,321,774 Units and 4,990,854 common shares, or 9%, were exchanged for 4,990,854 Exchangeable LP Units, which are economically equivalent to the Units.

UNIT OPTION PLAN

As a result of the conversion, all stock options issued and outstanding pursuant to the Stock Option Incentive Plan were exchanged for Fund options that are the economic equivalent of the exchanged options, (except that the Fund options can be exercised to purchase Units, as opposed to Shares). No further options or Fund options will be granted. The terms of the Fund options are substantially similar to the terms of the options under the Stock option Incentive Plan.

LONG-TERM INCENTIVE PLAN

The officers and key employees of the Fund are eligible to participate in the Fund's Long-term Incentive Plan (the "LTIP") as recommended by the Compensation Committee of the Fund and approved by the Trustees of the Fund.

The aggregate number of Units, which may be issued from treasury under the LTIP is limited to 4,000,000, subject to certain adjustments.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

The LTIP provides that the aggregate number of Units reserved for issuance from treasury under the LTIP and any other Unit compensation arrangement of the Fund:

(a) shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

(b) to any participant shall not exceed 5% the aggregate number of Units outstanding on the date of grant.

At June 30, 2006, no Units were issued under the LTIP.

DEFERRED UNIT PLAN

The Fund implemented a deferred unit compensation plan (the"Deferred Unit Plan") for the grant to non-management Trustees of the Fund and non-management directors of Cinram of deferred trust units ("Deferred Units").

Pursuant to the Deferred Unit Plan, each eligible participant will be entitled to elect in advance to have all or a portion of his or her annual retainer and meeting fees for the ensuing period allocated to the Deferred Unit Plan. Non-management Trustees and non-management directors of Cinram will be required to elect to have one-half of their annual retainer fees allocated to the Deferred Unit Plan; such individuals will also be able to elect to have all or any portion of the remainder of their annual retainer fees allocated to the Deferred Unit Plan. Upon an election, a number of Deferred Units will be allocated to the eligible participant in lieu of cash payment of remuneration based on the market value of the Units at the time of the allocation.

As at the date of conversion, the aggregate number of Units, which may be issued from treasury under the Deferred Unit Plan is limited to 300,000, subject to certain adjustments.

The Deferred Unit Plan provides that the aggregate number of Units reserved for issuance from treasury under the Deferred Unit Plan and any other Unit compensation arrangement of the Fund:

(a) shall not exceed 10% of the aggregate number of Units outstanding on the date of grant; and

(b) to any Eligible Participant shall not exceed 5% of the aggregate number of Units outstanding on the date of grant.

At June 30, 2006, no Deferred Units were issued under the Deferred Unit Plan.

STOCK OPTION PLAN:

For the six months ended June 30, 2006, Cinram issued 1,063,002 common shares/units to employees on the exercise of stock options for cash of $8,912. (Three months ended June 30, 2005 - 109,669 common shares/units for cash of $925; whereas the 2006 comparative six months ended June 30, 2005 - 467,339 common shares/units for cash of $3,256).

Stock-based compensation expense for the three and six months ended June 30, 2006, was $66 and $131 respectively (three months ended June 30, 2005 - $134; six months ended June 30, 2005 - $363) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

4.   UNUSUAL ITEMS

     (A)  DEFERRED FINANCING FEES

                                                     (in thousands)
                                                     --------------
Balance as at January 1, 2006                            $ 18.9
Amortization to May 5, 2006                                (2.0)
Write down of deferred finance fees on May 5, 2006        (16.9)
Finance fees associated with new credit facility            6.0
Amortization                                               (0.2)
                                                         ------
Balance as at June 30, 2006                              $  5.8
                                                         ======

          In connection with the conversion to an income trust on May 5, 2006, Cinram repaid all amounts outstanding under its previous credit facility and simultaneously entered into a new, five-year credit facility. As a result, the Company wrote off $16,945, representing the unamortized portion of the deferred financing fees asset relating to the previous credit facility.

          In May 2006, the Company recorded new deferred financing fees of $5,993 relating to the new credit facility. The costs related to the new credit facility are being amortized over a five- year period, and the Company recorded amortization expense of $185 during the second quarter of 2006.

          As a result of the conversion to an income trust, the Fund terminated its previous interest rate hedging arrangements resulting in a gain of $5,020.

     (B)  RESTRUCTURING CHARGES

          During the first quarter of 2006, management finalized an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. Costs of $2,959 were recorded within unusual items in the Company's Home Video and Audio CD segments in the three months ended March 31, 2006. Additional charges of $403 were recorded during the second quarter of 2006. For the six months ended June 30, 2006, $3,696 was paid and the restructuring is expected to be completed in the third quarter of 2006.

          Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The plan was finalized in March 2006 and notice was provided to the workers council during the first quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4,705 were recorded as an unusual item in the Company's Audio CD segment in the 2006 first quarter.

          Additional charges of $1,800 were recorded during the second quarter of 2006 representing further labour charges in Louviers, France combined with costs associated with the planned closure of a sales office located in Paris. There were no payments made with respect to these costs for the period ended June 30, 2006 and the restructuring is expected to be completed in the third quarter of 2006.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

          Additional restructuring costs of $246 and $506 were recognized during the three and six months ended June 30, 2006, respectively.

     (C)  TRANSACTION COSTS

          To effect the reorganization into an income trust, Cinram incurred $1,442 and $4,900 of transaction costs during the three and six months ended June 30, 2006 respectively. These costs include fees paid to financial, tax and legal advisors and other costs, which have been recognized as unusual items in the consolidated statement of earnings.

5.   PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three and six months ended June 30, 2006, the Company's 401(k) plan expense amounted to $579 and $1,022 respectively (three months ended June 30, 2005 - $1,983, six months ended June 30, 2005 - $4,189). For the three and six months ended June 30, 2006 the pension expense related to the Company's defined benefit plans amounted to $961 and $1,856 respectively (three months ended June 30, 2005 - $950; six months ended June 30, 2005 - $1,911).

6. BASIC AND DILUTED EARNINGS PER SHARE/UNIT/LIMITED PARTNERSHIP UNIT: (COMMON SHARES UP TO MAY 5, 2006)

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share/unit/limited partnership unit is as follows:

                                   Three months ended    Six months ended
                                         June 30              June 30
                                   ------------------   ------------------
                                     2006       2005      2006       2005
                                   --------   -------   --------   -------
Earnings (loss) for the period     $(18,626)  $ 4,584   $(14,691)  $ 8,659
BASIC EARNINGS (LOSS) PER
   UNIT/LIMITED PARTNERSHIP UNIT
Weighted average number of
   unit/limited partnership
   unit outstanding (000's)
Basic earnings (loss) per            57,657    57,195     57,482    57,027
   unit/limited partnership unit   $  (0.32)  $  0.08   $  (0.25)  $  0.15
DILUTED EARNINGS (LOSS) PER
   UNIT/LIMITED PARTNERSHIP UNIT
Weighted average number of
   unit/limited partnership
   unit outstanding (000's)          57,657    57,195     57,482    57,027
Dilutive effect of stock options          0       631          0       594
                                   --------   -------   --------   -------
Adjusted weighted average
   number of unit/limited
   partnership unit
   outstanding (000's)               57,657    57,826     57,482    57,621
Diluted earnings (loss) per
   unit/limited partnership unit   $  (0.32)  $  0.08   $  (0.25)  $  0.15
                                   ========   =======   ========   =======

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

     For the three and six months ended June 30, 2005 all options were included in the computation of diluted earnings (loss) per share units because the exercise price was lower than the average market price of the common shares/units for the period. For the three and six months ended June 30, 2006, all options were excluded because they were anti-dilutive since there was a loss for the period.

7.   INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital was comprised of the following:

                                          Three months ended      Six months ended
                                                June 30               June 30
                                          ------------------   ---------------------
                                            2006       2005       2006        2005
                                          --------   -------   ---------   ---------
Decrease in accounts receivable           $ 78,126   $35,408   $ 233,190   $  62,440
Increase in income taxes recoverable       (23,325)   (4,149)    (23,325)     (6,038)
Decrease in income taxes payable            (4,909)       --     (15,683)         --
Decrease (increase) in inventories           1,892    (5,935)      4,366      (2,789)
Decrease (increase) in prepaid expenses       (168)    3,269       3,406      12,794
Decrease in accounts payable
   and accrued liabilities                 (42,755)   (7,348)   (168,918)   (104,615)
                                          --------   -------   ---------   ---------
                                          $  8,861   $21,245   $  33,036   $ (38,208)
                                          ========   =======   =========   =========

8.   SEGMENTED INFORMATION:

     The Company's reportable business segments are: Home Video replication, Audio/ROM replication, Printing and Distribution services.

     The Home Video replication segment primarily manufactures DVDs. The Audio/ROM replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

     The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

                                                        THREE MONTHS ENDED JUNE 30, 2006
                                  ----------------------------------------------------------------------------
                                   HOME VIDEO      AUDIO/ROM
                                  REPLICATION/   REPLICATION/
       INDUSTRY SEGMENTS:          DUPLICATION    DUPLICATION   PRINTING   DISTRIBUTION    OTHER       TOTAL
       ------------------         ------------   ------------   --------   ------------   -------   ----------
REVENUE FROM EXTERNAL CUSTOMERS     $189,658       $ 61,528     $ 40,162     $ 62,116     $45,482   $  398,946
EARNINGS BEFORE
   INTEREST EXPENSE,
   INVESTMENT INCOME,
   UNUSUAL ITEMS AND
   INCOME TAXES                       14,445            378       (2,982)     (10,825)        (55)         961
TOTAL ASSETS                         932,631        295,089      158,016      299,756      89,886    1,775,378
AMORTIZATION OF CAPITAL
   ASSETS AND ASSETS
   UNDER CAPITAL LEASES               23,561          3,501        2,913        6,890          94       36,959
AMORTIZATION OF
   INTANGIBLE ASSETS                   13753            161        2,186           --          --       16,100
CAPITAL EXPENDITURES                   4,204             --        3,892        5,164          --       13,260

                                                         SIX MONTHS ENDED JUNE 30, 2006
                                  ----------------------------------------------------------------------------
                                   HOME VIDEO      AUDIO/ROM
                                  REPLICATION/   REPLICATION/
       INDUSTRY SEGMENTS:          DUPLICATION    DUPLICATION   PRINTING   DISTRIBUTION    OTHER       TOTAL
       ------------------         ------------   ------------   --------   ------------   -------   ----------
REVENUE FROM EXTERNAL CUSTOMERS     $418,767       $127,881     $ 82,137     $139,492     $78,496   $  846,773
EARNINGS BEFORE
   INTEREST EXPENSE,
   INVESTMENT INCOME,
   UNUSUAL ITEMS AND
   INCOME TAXES                       51,183          1,358         (659)     (21,216)     (2,195)      28,471
TOTAL ASSETS                         932,631        295,089      158,016      299,756      89,886    1,775,378
AMORTIZATION OF CAPITAL
   ASSETS AND ASSETS
   UNDER CAPITAL LEASES               48,089          7,052        5,040       12,899         629       73,709
AMORTIZATION OF
   INTANGIBLE ASSETS                  27,408            320        4,278           --          --       32,006
CAPITAL EXPENDITURES                   9,707            207        4,149       10,289       1,835       26,187

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

8.   SEGMENTED INFORMATION (CONTINUED):

                                                Three months ended June 30, 2005

                                   HOME VIDEO      AUDIO/ROM
                                  REPLICATION/   REPLICATION/
       INDUSTRY SEGMENTS:          DUPLICATION    DUPLICATION   PRINTING   DISTRIBUTION     OTHER       TOTAL
       ------------------         ------------   ------------   --------   ------------   --------   ----------
Revenue from external customers     $222,600       $ 66,458     $ 50,528     $ 68,916     $ 41,084   $  449,586
Earnings before
   interest expense,
   investment income,
   unusual items and
   income taxes                       27,320          1,164        2,420      (10,397)      (1,123)      19,384
Total assets                         943,064        281,552      182,896      291,969      174,055    1,873,536
Amortization of capital
   assets and assets
   under capital leases               26,407          4,859        2,145        4,997          579       38,987
Amortization of
   intangible assets                  13,780            161        2,111           --           --       16,052
Capital expenditures                   6,868             47          683        1,393        5,863       14,854

                                                  Six months ended June 30, 2005

                                   HOME VIDEO      AUDIO/ROM
                                  REPLICATION/   REPLICATION/
       INDUSTRY SEGMENTS:          DUPLICATION    DUPLICATION   PRINTING   DISTRIBUTION     OTHER       TOTAL
       ------------------         ------------   ------------   --------   ------------   --------   ----------
Revenue from external customers     $453,875       $141,209     $102,380     $128,770     $ 77,170   $  903,404
Earnings before
   interest expense,
   investment income,
   unusual items and
   income taxes                       52,627          6,033        6,792      (20,415)      (3,276)      41,761
Total assets                         943,064        281,552      182,896      291,969      174,055    1,873,536
Amortization of capital
   assets and assets under
   capital leases                     52,007         10,032        4,308        9,658        1,119       77,124
Amortization of intangible
   assets                             27,690            323        4,242           --           --       32,255
Capital expenditures                  23,096            398          753       17,950        5,943       48,140

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months and six months ended June 30, 2006 and 2005
(unaudited, in thousands of U.S. dollars, except per share/Unit/Exchangeable LP Unit information)

8.   SEGMENTED INFORMATION (CONTINUED):

Revenue from external customers was comprised of the following:

                   Three months ended     Six months ended
                        June 30               June 30
                  -------------------   -------------------
                    2006       2005       2006       2005
                  --------   --------   --------   --------
DVD               $187,185   $219,415   $412,666   $443,569
HD DVD               1,086         --      1,152         --
VHS                  1,387      3,185      4,949     10,306
AUDIO CD/CD-ROM     60,848     64,736    126,546    137,846
AUDIO CASSETTE         680      1,722      1,335      3,363
PRINTING            40,162     50,528     82,137    102,380
DISTRIBUTION        62,116     68,916    139,492    128,770
MERCHANDISING       38,027     36,428     65,345     67,212
OTHER                7,455      4,656     13,151      9,958
                  --------   --------   --------   --------
                  $398,946   $449,586   $846,773   $903,404
                  ========   ========   ========   ========

9.   RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram's founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30 month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram's Board of Directors and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1,200 per annum, payable in equal quarterly instalments.

CINRAM INTERNATIONAL INCOME FUND
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com